January 5, 2006

Securities and Exchange Commission
Division of Corporate Finance
Office of Emerging Growth Companies
Attn: Maureen Bauer
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Nexia Holdings, Inc.
4.01 Form 8-K dated December 1, 2005
Filed December 5, 2005
File No. 33-22128-D
Letter of December 15, 2005

Dear Ms. Bauer

December 1, 2005 Form 8-K
Item 4.01, Changes in Registrant’s Certifying Accountant

1.
Please expand the fourth paragraph to disclose why the former accountant did not complete its review of the company’s financial statements for the period ended September 30, 2005, and explain what corrections the former accountant requested be made to the consolidation and accounting for the acquisition of Salt Lake Development and why such corrections were not made.

Response: Drafts of the quarterly financials for the period ended September 30, 2005 were submitted to our former accountants for review by no later than November 10, 2005. The former accountants informed us on November 21, 2005 at least 10 days after receiving the drafts of some changes they believed needed to be made to the financials and that upon those changes being made everything else was “okay”. Those changes were made to the financial statements and submitted to the former accountant prior to the filing of the original 10-QSB on November 21, 2005. Later on that same day, the due date for timely filing of the 10-QSB, including the extension period, the former accountant’s office reported that the audit partner had left the office for the day. Management in reliance upon the prior statement that only the changes requested earlier that day were needed and that everything else was okay proceeded with the filing of the 10-QSB. Two days subsequent to the filing of the 10-QSB the audit partner of the former accountant contacted the Company indicating that he believed changes were necessary in the manner of accounting for and consolidating the acquisition of Salt Lake Development Corporation. Third party accountants were retained to assist the Company with addressing the issues raised by the former accountant and prior to that work being completed the former accountant submitted its resignation. Revised financials for the period ended September 30, 2005 were prepared and filed in an amended 10-QSB on December 15, 2005 after review by the new accountant for the Company. (An analysis or schedule of the changes made, as prepared by the Company’s staff accountant, are attached hereto.)

The former accountants took the position that the acquisition of Salt Lake Development in the consolidated trial balance was incorrect and as a result the financial statements “…were all wrong.” A review of the recording of the acquisition revealed that the initial recording of assets received in the acquisition was low when the cost of the acquisition was compared with the net equity deficit of Salt Lake Development. Additional review confirmed that the prior period retained deficit had been included in the financial statements incorrectly. Changes were made in both areas with the changed numbers included in the financial statements as submitted in the December 15, 2005 10-QSB/A. Details regarding these changes were provided to the successor accountant as part of its review of the 10-QSB/A and by a third party CPA. Both the third party CPA and the successor accountant were given permission to confer with the former accountant prior to completing their reviews.

2.
In this regard, please tell us why the issues underlying the consolidation and acquisition have been referred to a third party accountant for review and when corrected financial statements will be or were filed.

Response: Corrected financial statements were filed on December 15, 2005 as part of the 10-QSB/A for the period ended September 30, 2005. After consultation with a third party CPA financials were prepared and submitted to the newly retained accountant for review, upon completion of that review the 10-QSB/A was filed. The prior accountant resigned prior to the consultation with the third party CPA being completed and thus the review was requested of the new retained accountant for the Company.

3.
It appears the Item 4.01 includes discussion of reportable events including that the former accountants did not perform a review of the quarterly financial statements, and that information came to the former accountant’s attention that, if further investigated, might have materially impacted the fairness or reliability of a previously issued audit report or the financial statements issued or to be issued covering a subsequent fiscal period(s), and the issue was not resolved to the former accountant’s satisfaction prior to its resignation. See Item 304(a)(1)(iv)(B)(3) of Regulation S-B. Please provide the disclosures specified in Item 304(a)(1)(iv)(C), (D) and (E) of Regulation S-b and also those disclosures specified in Item 304(b) of Regulation S-B.

Response: (C) The only matters known to the Company upon which the former accountant and the Company have any disagreement are the filing of the original 10-QSB prior to the former accountant completing its review of the financial statement included in that filing and the accounting in those financial statements for the acquisition of Salt Lake Development Corporation. The issues as raised related to the acquisition of Salt Lake Development has been addressed in the Company’s amended 10-QSB filing for the period ended September 30, 2005. (D) The board of directors of the Company, has held discussions with the former accountants regarding the filing of the 10-QSB prior to the review being completed and the resignation of the former accountants. (E) The Company has authorized and has been informed that the former accountant has been in contact with a third party CPA that worked with the Company to make the modifications to the accounting made with regard to Salt Lake Development and the successor accountant has been authorized to contact the former accountant and the former accountant has been authorized to make contact and respond on any issue with the successor accountant.

4.
Please obtain and file and updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your item 304 disclosures, or the extent to which the accountant does not agree.

Response: See letter as attached to the 8-K/A as filed on the same date as this letter.

September 30, 2005 Form 10-QSB.

5.
An amendment to the Form 10-QSB should be filed immediately to disclose that the original filing was not reviewed, as required by Item 302(b) of Regulation S-B. Please clarify whether the Form 10-QSB/A filed December 15, 2005 was reviewed by the newly engaged accountant.

Response: At the time the original 10-QSB was filed the Company in good faith believed that the former accountant had completed its review of the filing. Thus at the time of filing the Company did not disclose that the review had not been completed as required by Item 302(b) of Regulation S-B as it believed that such a review had been completed at the time the form was originally filed. The Form 10-QSB/A filed December 15, 2005 was reviewed by the successor accountant (and a third party CPA) prior to its filing. The former accountant’s position has been publicly disclosed in the 8-K that was filed regarding their resignation, the Company is not aware of how any current filing would further clarify any information contained in the original 10-QSB filing beyond what has already been filed.

6.
The disclosure under Item 3 of the September 30, 2005 Form 10-QSB, as amended, regarding Disclosure Controls and Procedures, indicates that the Certifying Officer concluded that the disclosure controls and procedures were effective. Given the reportable events disclosed in the December 1, 2005 Form 8-K, please tell us how such disclosure controls and procedures were determined to be effective, or revise as appropriate.

Response: The Certifying Officer was relying on the expertise of the company accounting manager, after completing his review of the financial statements and the representation of the former accountant that after certain modification were made on the 21st of November that the financial statements included in the 10-QSB for the period ended September 30, 2005 were correctly stated. Upon certain factors being raised by the former accountant there were two areas in the financial statements that needed to be changed as a result of recording the acquisition of Salt Lake Development Corporation on August 8, 2005. The certifying Officer believes that the internal controls and procedures were and are effective, that the changes did not materially affect the results reported by the financial statements and that no material effect could be expected on any potential investor in the Company. No false or intentionally misleading information was included at any point in the financial statements filed by the Company.

The primary asset acquired with the corporate acquisition was a commercial office building. The total initial cost recorded for the land and building was low by $349,913, when comparing the cost of the investment with the net deficit of the acquired corporation. The retained deficit of the acquired corporation, $351,143, was included in the consolidated retained deficit of Nexia for the period ended September 30, 2005 and included in the financial statements as filed on November 21, 2005. This resulted in the total consolidated assets and total consolidated liabilities and equity in the first financial statements being understated by approximately the same amount. The only effect on net income was the additional depreciation of $1,230 when the fixed assets costs were adjusted upward by $349,913 in the amended financial statements.

In all other respects, the disclosure controls and procedures were effective in relation to the preparation and filing of the 10-QSB for the period ended September 30, 2005.

General

7.
We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: I hereby acknowledge on behalf of Nexia Holdings, Inc. as its president and a member of its board of directors that: (a) the Company is responsible for the adequacy and accuracy of the disclosures in all filings with the Securities and Exchange Commission; (b) that the comments of Staff or the changes in disclosures made in response to staff comments do not foreclose the Commission from taking any action with respect to that filing, and (c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

Please call me if you have questions or that matters as set forth in this letter need to be clarified. My phone number is 801-575-8073 ext. 106.

Sincerely,

/s/ Richard Surber
Richard Surber
President

	Property and
	Equipment,		Retained	Depreciation	Net
	Net	Land	Deficit	Expense	Loss

Balances per 3rd quarter 2005 Form 10-QSB as filed 11/21/2005	2,525,358	547,855	13,582,337	91,786	2,572

Changes to fixed assets added as part of acquisition of Salt Lake Development Corp. on 08/08/2005 to correctly reflect

the cost of the acquisition	208,473	141,440

Eliminated in consolidation retained deficit of
Salt Lake Development Corp. previously
included in consolidated retained deficit
in Form 10-QSB			(351,143)

Additional depreciation expense in 3rd
quarter 2005 for additions to fixed assets
on books of Salt Lake Development Corp.
shown above			1,230	1,230	1,230

A recorded non-depreciation expense that
was included as part of total
depreciation expense in the consolidated
statement of cash flows in the amended
10-QSB/A				129

Balances per amended 3rd quarter 2005 Form 10-QSB/A as filed 12/15/2005	2,733,831	689,295	13,232,424	93,145	3,802